Vasogen
2005 ANNUAL REPORT

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ADVANCING THE
TREATMENT OF CHRONIC
INFLAMMATORY DISEASE

About Vasogen
We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, the Celacade™ technology, is currently in the final stages of two pivotal phase III programs for the treatment of chronic heart failure and peripheral arterial disease. We are also developing a new class of drugs for the treatment of neuro-inflammatory diseases.

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PRODUCT PIPELINE	Preclinical	Phase I	Phase II	Phase III
Research
Celacade(TM) Technology

Peripheral Arterial Disease

Chronic Heart Failure

VP025

Neuro-inflammatory Diseases

VP Series
Inflammatory Conditions

Chairman's Foreword			page 2
Scientific Advisory Board			page 3
President’s Message			page 4
Celacade™			page 8
VP Series of Drugs			page 14
Corporate Information			page 16

“The human body is constantly bombarded with foreign microorganisms and antigens, a battle that triggers inflammation responses. If the body were to remain on constant high alert, tissues and organs would wear out. What saves the body over time are naturally occurring anti-inflammatory responses. Vasogen’s approach is to trigger more of these responses, keeping the immune system on an even keel.”

— Mary Ellen Egan, “Blood Works,” Forbes, June 6, 2005, p. 85.

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CHAIRMAN’S FOREWORD

The role of inflammation in the development and progression of both cardiovascular and neuro-inflammatory conditions is now well entrenched in scientific and medical communities. I am pleased to report that Vasogen continues to make exceptional progress in its mission to develop and commercialize novel therapies to address the deleterious consequences of chronic inflammation that reduce quality of life for millions of people.

Our Company has now completed two multi-national pivotal phase III trials designed to support regulatory approval and commercial introduction of our Celacade™ technology in major markets in North America and Europe. These trials have been designed and conducted by thought leaders in the medical community. I am also excited about the considerable progress we continue to make with our VP series of drugs.

Our Company is managed by a team of experienced professionals who are committed to bringing safe and effective products to market, and we continue to attract world-class talent to all levels of the organization. The quality of our research and development continues to be defined by our Scientific Advisory Board - world leaders in medical research.

I am very pleased to welcome Terry Gregg in his new role as Chairman of the Board. After serving as Board chair for the last five years, I am confident that our Company is well positioned to emerge as a medical and commercial success story and that Terry shares my passion for the future of Vasogen. Terry and I also served together on the board of MiniMed. His vision and experience in transitioning MiniMed from a development-stage therapeutic device company to a world leader in diabetes management will be invaluable as we prepare to commercialize Celacade.

I would also like to welcome Dr. Ronald M. Cresswell, former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Dr. Calvin R. Stiller, co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, to the Board. They both have extensive experience directing the research, development, and business initiatives of healthcare companies. During his tenure at Parke-Davis, which is now part of Pfizer, Ron was instrumental in the development and ultimate success of the cholesterol-lowering drug Lipitor, a product that today exceeds $10 billion in annual sales. I also had the pleasure of serving on the Board of Allergan Inc. with Ron and can attest to his contributions to Allergan’s success. Cal brings considerable experience to Vasogen based on his strengths in immunology and medicine and his involvement with a number of development-stage biotechnology companies. He was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

I would like to express sincere thanks to all my fellow directors for their contributions to Vasogen’s development. We are fortunate to have a very active board who stay in close contact with management and corporate developments through regular monthly telephone update meetings in addition to the formal quarterly Board meetings. The Board remains aligned with the goals and interests of all Vasogen shareholders. Our governance agenda continues to meet the requirements set forth by securities regulators as we strive for ongoing excellence in this area.

I look forward to continuing my close involvement with Vasogen as both a director and major shareholder. My optimism for our Company’s prospects continues to grow and I look forward to the remainder of 2006 with considerable enthusiasm.

/s/ William R. Grant
WILLIAM R. GRANT, Chairman of the Board

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OUR SCIENTIFIC ADVISORY BOARD

Robert Roberts, MD, FRCP(C), FACC, Chairman
President and CEO of the University of Ottawa Heart Institute. Dr. Roberts is well recognized for his role as a principal investigator for pivotal clinical studies in heart disease. He was formerly Chief of Cardiology at Baylor College of Medicine and is the recipient of the American College of Cardiology’s Distinguished Scientist Award.

Stanley H. Appel, MD
Chair of the Department of Neurology at the Methodist Neurological Institute, Professor of Neurology at Weill Medical College of Cornell University, Director of the MDA/ALS Research and Clinical Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson’s, Alzheimer’s, and amyotrophic lateral sclerosis, also known as Lou Gehrig’s disease. He is the former Director of the Alzheimer’s Disease Research Center at Baylor College of Medicine.

Valentin Fuster, MD, PhD
Director of the Zena and Michael A. Wiener Cardiovascular Institute, the Marie-Josée and Henry R. Kravis Center for Cardiovascular Health, and the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology at Mount Sinai School of Medicine. Dr. Fuster is a leading expert in atherosclerosis and thrombosis research. He is past-President of the American Heart Association (AHA) and has received numerous awards including being selected as a Distinguished Scientist of the AHA.

Richard G. Miller, PhD, FRSC
Professor and past-Chairman of the Department of Medical Biophysics, Professor and founding Chairman of the Department of Immunology, University of Toronto. Dr. Miller is a leader in the field of immunology. He has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada.

Milton Packer, MD
Director of the Center for Biostatistics and Clinical Science and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. Dr. Packer is a leading expert in the pathophysiology and treatment of heart failure and was instrumental in the introduction of new therapies. He is a primary consultant to the National Institutes of Health and the FDA on the management of heart failure.

David Wofsy, MD
Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco, Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies.

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PRESIDENT’S MESSAGE

2005 has been a year of significant progress and accomplishment at Vasogen. As we look forward to the results from our two pivotal phase III clinical trials targeting chronic inflammation in peripheral arterial disease and chronic heart failure, the potential for our Celacade™ technology to be adopted as part of the standard of care remains strong. Having successfully completed phase I clinical development of VP025 during the year, we are also looking forward to advancing clinical development of this promising new drug candidate targeting the chronic inflammation underlying devastating neurological disorders.

A significant achievement this past year was the completion of the pivotal phase III SIMPADICO trial in moderate-to-severe peripheral arterial disease (PAD). This 550-patient trial is designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with PAD. SIMPADICO was designed and is being overseen by a Steering Committee of leading vascular specialists. The trial design was based on results from our phase II trial of our Celacade technology in patients with moderate-to-severe PAD, the results of which were published in the European Journal of Vascular and Endovascular Surgery. Peripheral arterial disease, a poorly served cardiovascular disorder associated with chronic inflammation, commonly manifests as pain when walking that is so severe it restricts mobility and lowers the quality of life for millions of people in North America and Europe.

The SIMPADICO trial, the first of two pivotal phase III cardiovascular disease trials expected to report results during the first half of 2006, has been accepted for presentation at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology to be held in March. The results of this study are expected to be presented by Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial.

The role of inflammation in chronic heart failure (HF) continues to gain acceptance, and the prospects of a new anti-inflammatory strategy targeting this condition continue to garner considerable interest in the cardiology community. The final patient assessments in the 2,400-patient pivotal phase III ACCLAIM trial in advanced chronic HF were recently completed. ACCLAIM is investigating the use of our Celacade technology to reduce the risk of death and cardiovascular hospitalization, and is now approaching database lock - the final activity prior to data analysis and reporting of results. The Steering Committee for ACCLAIM, comprising preeminent cardiovascular researchers and opinion leaders in North America and Europe, continues to be enthusiastic about Celacade’s potential to be the first novel therapeutic approach targeting the inflammatory mechanisms that contribute to the development and progression of HF. Chronic heart failure leads to more than 300,000 deaths and is implicated in more than two million hospitalizations each year in the United States, and is the fastest growing segment within cardiovascular disease.

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The design of ACCLAIM was based on our successful phase II trial, the results of which were published in the Journal of the American College of Cardiology. The article highlighted the observation of a marked reduction in the risk of mortality and morbidity for advanced heart failure patients receiving therapy using our Celacade technology.

During a symposium at the 9th Annual Scientific Meeting of the Heart Failure Society of America held in September 2005, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and Principal Investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of the patient population enrolled in the ACCLAIM trial were consistent with those of the patient population enrolled in the previous phase II trial of our Celacade technology in patients with chronic HF. This consistency between the two trial patient populations removes an unwanted variable that can be introduced when moving from phase II to phase III trials. The results of the ACCLAIM study and our plans for presentation and publication of the data are expected to be announced in the second quarter of 2006.

We also made significant progress with our VP025 program during the year, with the successful completion of a phase I clinical trial that indicated an absence of safety and tolerability concerns. We are becoming increasingly excited over the potential of this product candidate targeting neurological disorders and are now finalizing plans to enter phase II clinical development. Neurological disorders are estimated to affect more than five million people in North America and cost the U.S. healthcare system an estimated $75 billion annually.

During 2005, preclinical research was released demonstrating the ability of VP025 to modulate key signaling pathways associated with inflammation, to prevent the death of dopaminergic neurons in a model of Parkinson’s, to reverse age-related inflammation in the brain in a model of memory and learning function, and to prevent the detrimental neurological effects of chronic beta-amyloid exposure in a model of Alzheimer’s disease. The advent of a drug that not only prevents the progression of neurological diseases, but actually reverses the deleterious and devastating consequences of such progression, would represent a major advance. The growing body of evidence demonstrating the ability of VP025 to reduce inflammation within the central nervous system suggests therapeutic potential in a range of neurological disorders and continues to support our plans to initiate phase II development during 2006.

In early 2005, we announced the appointment of Jay Kleiman, MD, MPA, as Head of Cardiovascular Development and Chief Medical Officer, with overall responsibility for the development of cardiovascular products, and Michael Shannon, MD, MSc, MA, as Vice President of Medical Affairs, with responsibility for providing medical leadership to the Company's clinical development programs. Dr. Kleiman brings over thirty years of medical practice and industry experience as a cardiologist and has demonstrated leadership skills in

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both medical products development and health policy. Dr. Shannon also brings thirty years of experience in medical leadership roles with government and industry, and has served in a number of senior positions at Health Canada.

Subsequent to year end, we announced the promotion of Chris Waddick to the position of Chief Operating Officer and the appointments of Paul Van Damme as Vice President, Finance, and Chief Financial Officer and of Jacqueline Le Saux as Vice President, Corporate and Legal Affairs. Mr. Waddick, who has held a series of progressively senior management positions with Vasogen over the past eight years, has overall responsibility for the operations of the Company. Mr. Van Damme, who has more than 20 years of financial and operational experience in the biotechnology sector and in other industries, has responsibility for financial strategy and reporting functions. Ms. Le Saux, with more than 20 years of business and legal experience in the biotechnology and life sciences industry, has responsibility for corporate and legal affairs of the Company. I congratulate Chris on his new role, and welcome all the highly qualified individuals who joined Vasogen’s team during the past year. These additions to management add key strengths to our Company as we begin preparations for the commercialization of our Celacade technology.

As we prepare to report the results of two pivotal phase III trials, we continue to believe that our Celacade technology is well positioned and has the potential to emerge as a breakthrough treatment for cardiovascular diseases associated with high mortality, debilitating morbidity, impaired quality of life, and rising healthcare costs. We continue to execute a business development strategy aimed at preparing for the successful commercialization of our lead product in Europe and North America. By exploiting our substantial knowledge base surrounding new treatment strategies to target inflammation, we also look forward to a range of growth opportunities for VP025 in the treatment of neurological and other inflammatory disorders.

On behalf of my colleagues at Vasogen, I thank you for your continued support. We are looking forward to 2006 with great enthusiasm.

/s/ David G. Elsley
DAVID G. ELSLEY, President and CEO

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CELACADE™
FOR CARDIOVASCULAR DISEASE

    The fundamental role of chronic inflammation in the development and progression of a number of serious cardiovascular conditions has been clearly established.

    Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells are attracted to the site of inflammation where they release a number of factors, including cytokines - potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.

    Our Celacade technology, which is currently in pivotal phase III programs for the treatment of chronic heart failure (HF) and peripheral arterial disease (PAD), is being developed to target the chronic inflammation underlying certain cardiovascular diseases.

    During a brief outpatient procedure, a small sample of a patient’s blood is drawn into our Celacade single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary Celacade device, and then re-administered intramuscularly. Following an initial course of treatment comprising three consecutive outpatient procedures administered over a two-week period, treatments are continued once per month.

    In phase II studies, this anti-inflammatory treatment strategy demonstrated an impact on a number of key clinical endpoints associated with cardiovascular disease, which formed the basis for our two phase III programs. Use of our Celacade technology has also been shown to reduce systemic inflammation in a broad range of preclinical models of inflammatory disease by up-regulating the production of anti-inflammatory cytokines and decreasing the production of pro-inflammatory cytokines.

    Our two phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Both the pivotal phase III SIMPADICO trial in PAD and the pivotal phase III ACCLAIM trial in HF were designed and conducted under the guidance of steering committees comprising leading experts in the field of cardiovascular research.

SIMPADICO - Peripheral Arterial Disease
Peripheral arterial disease is a serious condition resulting from impaired blood flow to the lower extremities caused by atherosclerosis. The disease often leads to reduced mobility and a marked impairment in the ability to undertake basic activities of daily independent living. It is estimated that in the United States alone, PAD affects over nine million people, with related healthcare costs projected to exceed $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD have a six-fold increase in risk of death from cardiovascular disease, and often experience the symptom of intermittent claudication (leg pain on walking).

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    Currently, there are a limited number of effective pharmacological therapies available for the treatment of intermittent claudication. The need exists for a more effective treatment option.

    The 550-patient pivotal phase III SIMPADICO trial is designed to investigate the use of our Celacade technology to improve intermittent claudication. The primary endpoint in this 50-center North American study is the change in maximum walking distance at six months, an endpoint recognized by the FDA and other regulatory authorities for approving new treatments. The study is also designed to investigate the impact of Celacade on additional endpoints, including peripheral arterial disease- and cardiovascular-related events, and quality of life. Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine and Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, is the Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial.

    During the past year, the six-month primary endpoint assessments of all patients in the SIMPADICO trial were completed. In late August 2005, we announced that the study would be closed out early, and in December 2005, we announced that pursuant to an agreement with the FDA, final assessments for all patients in the trial had been completed. The SIMPADICO trial has recently been selected for presentation at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology to be held in March 2006. We expect that Dr. Olin will present the first results from the SIMPADICO trial at this forum.

    The initiation of our SIMPADICO trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 85 patients with moderate-to-severe PAD. Results of this study have been published in the European Journal of Vascular and Endovascular Surgery. The article reported that patients in the Celacade group walked a greater distance before the onset of pain compared to those receiving placebo, that treatment was well tolerated, and that there were no reports of treatment-related serious adverse side effects.

ACCLAIM - Chronic Heart Failure
Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The direct healthcare cost, primarily resulting from hospitalization, is estimated to exceed $25 billion annually. These statistics suggest that important pathological mechanisms, including inflammation, remain active and unmodified by the available therapies, particularly when the disease has reached advanced stages.

    The 2,400-patient pivotal phase III ACCLAIM trial has been completed at 176 clinical centers in six countries in North America and Europe, and in Israel. The trial is designed to definitively assess the

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ability of therapy using our Celacade technology to reduce the risk of death and cardiovascular hospitalization in patients with advanced chronic HF and to support regulatory approval in North America and commercialization in North America and Europe. The primary outcome measure of the ACCLAIM trial is the composite endpoint of all-cause mortality or hospitalization from cardiovascular causes (time to first event). The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is James B. Young, MD, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland, Ohio.

    The ACCLAIM trial completed patient enrollment in May 2005. In November 2005, the target number of primary endpoint events was reached and all patients had been in the trial for a minimum of six months - marking the completion of the ACCLAIM study and the initiation of final patient assessments. These assessments were completed in January 2006, and preparations for database lock and data analysis are now underway.

    In September 2005, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center and Principal Investigator for the U.S. arm of the ACCLAIM trial, presented preliminary blinded baseline patient characteristics from the ACCLAIM trial at the 9th Annual Scientific Meeting of the Heart Failure Society of America. The baseline characteristics presented by Dr. Torre-Amione included left ventricular ejection fraction (LVEF) - a key measure for determining the severity of disease based on the extent of a patient’s heart muscle impairment. The data showed that patients enrolled in ACCLAIM have a mean LVEF of approximately 22.7%, which is virtually identical to the mean LVEF observed in our phase II trial. Additional baseline characteristics of patients in ACCLAIM showed that the mean age is 64 years, 80% are male, and 68% have ischemic heart disease, which are also consistent with characteristics of the patient population in our previous phase II study. This consistency between the two trial patient populations removes an unwanted variable that can be introduced when moving from phase II to phase III trials.

    The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study were published in the Journal of the American College of Cardiology. The article reported a significant reduction in mortality and morbidity risk for patients in the Celacade group compared to those receiving placebo. It revealed that the treatment was well tolerated and that there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

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VP SERIES OF DRUGS
FOR NEUROLOGICAL DISEASES

Our VP series of investigational drugs is designed to regulate tissue levels of cytokines and control the inflammation underlying a number of medical conditions. VP025, the lead product candidate from this series, is being developed for the treatment of neuro-inflammatory disorders. Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

    During the past year, we successfully completed a double-blind, placebo-controlled phase I trial of VP025. This dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Results of the study demonstrated that multiple administrations of either low, mid-level, or high doses of VP025 were safe and well tolerated when compared to placebo. No drug-related serious adverse events were reported.

    Results from a number of preclinical models demonstrating that VP025 reduces inflammation across the blood-brain barrier and improves correlates of memory and learning function were presented at Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience. Preclinical research carried out by Dr. Marina Lynch’s team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. Beta-amyloid is the major component of the plaques found in brains of Alzheimer’s disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells (inflammatory immune cells in the brain and nervous system) and reduced memory and learning function. Dr. Lynch’s research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

    Dr. Lynch’s team also presented results at Neuroscience 2005 showing the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 in this preclinical model reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

    A second group, led by Dr. Yvonne Nolan from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, also presented data at Neuroscience 2005 demonstrating the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson’s disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson’s disease.

    Plans to advance VP025 into phase II clinical development are currently underway.

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Corporate Information

BOARD OF DIRECTORS and OFFICERS

William R. Grant, Chairman - Mr. Grant is Vice Chairman and Co-founder of Galen Associates in New York. He has more than 40 years of experience in the investment banking and healthcare fields. Mr. Grant formerly served as President and Vice Chairman of Smith Barney, President and Chairman of MacKay-Shields Financial Corporation, and Director and Vice Chairman of SmithKline Beecham (now GlaxoSmithKline).

Ronald M. Cresswell, PhD, Hon DSc, FRSE - Dr. Cresswell, former Senior Vice President and Chief Scientific Officer of Warner-Lambert, has over 30 years of research and commercial development in cardiovascular and other important therapeutic areas. He began his tenure with Warner-Lambert in 1988 as the President of Research and Development of the Parke-Davis Pharmaceutical Research Division. His vision and leadership in the development of Lipitor® was instrumental in the product’s ultimate success.

David G. Elsley, MBA - Director, President and CEO
Over the past fifteen years, he has been responsible for the scientific, clinical, and commercial development of Vasogen’s Celacade™ technology. Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

Terrance H. Gregg, Vice Chairman - Mr. Gregg serves as an advisor to the healthcare industry. In 2002 he retired as President of Medtronic MiniMed, a world leader in diabetes management systems. He became President and Chief Operating Officer of MiniMed, Inc. in 1996 and was instrumental in Medtronic’s US$3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc.

Benoit La Salle, CA - Mr. La Salle is Chairman and CEO of SEMAFO Inc. and a chartered accountant with extensive experience in international taxation. Mr. La Salle is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, and the Order of Chartered Administrators of Quebec. He founded Grou La Salle & Associés, Chartered Accountants, in 1980.

Eldon R. Smith, OC, MD, FRCP(C), FAHA - Director and Vice President, Scientific Affairs.
Dr. Smith is Professor Emeritus at the University of Calgary where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.

Calvin R. Stiller, CM, O.ONT, MD, FRCP(C), - Dr. Stiller is Professor of Medicine, and a Professor in the Microbiology and Immunology Department at the University of Western Ontario. He is the co-founder of four healthcare funds including the Canadian Medical Discoveries Fund, where he served as Chairman and CEO. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

John C. Villforth - Rear Admiral Villforth is past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health. He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).

Anthony E. Bolton, PhD, DSc, FRCPath - Chief Scientific Officer
Dr. Bolton is a co-founder of Vasogen. He has been elected to fellowship of the Royal College of Pathologists on the basis of his research in immunology and is the author of over one hundred scientific publications in many areas, including biochemistry, immunology, and platelet function. He is named inventor on a number of Vasogen’s patents.

Jay H. Kleiman, MD, MPA - Chief Medical Officer and Head of Cardiovascular Development
Dr. Kleiman, a cardiologist with 30 years of medical practice and industry experience, previously held the position of Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer). He has managed two major phase III heart failure studies that led to a successful NDA submission.

Susan F. Langlois - Vice President, Regulatory Affairs
Ms. Langlois previously held the position of Vice President, Regulatory and Clinical Affairs, at Hemosol Inc. Ms. Langlois was also with Connaught Laboratories Limited, with the last five years spent as Director, Regulatory Affairs and Responsible Head.

Jacqueline H.R. Le Saux, LLB, MBA - Vice President, Corporate and Legal Affairs
Jacqueline Le Saux, has more than 20 years of business and legal experience in the biotechnology and life sciences industry. She has held a series of executive positions with sanofi-aventis, Zinc Therapeutics, Ellipsis Biotherapeutics, and Draxis Health.

Bernard Lim, C.Eng, MIEE - Senior Vice President, Operations
Mr. Lim founded and served as Managing Director of WELMED (IVAC), a high-technology medical devices company specializing in intravenous drug delivery systems. He is a member of the British Standards Committee responsible for the IEC standardization of intravenous therapy medical devices.

Michael J. Martin - Vice President, Marketing and Business Development
Mr. Martin has over 15 years’ experience in the development, launch, and marketing of a number of novel immunological agents for the treatment of cancer, cardiovascular disease, and autoimmune disease. He previously held the position of Global Business Director, Immunology and Oncology, for BASF Pharma (Knoll Pharmaceuticals).

Michael E. Shannon, MD, MSc, MA - Vice President, Medical Affairs
Dr. Shannon has 30 years of experience in medical leadership roles with government and industry. He has served as the Director General for the Laboratory Centre for Disease Control at Health Canada, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat within Health Canada.

Paul J. Van Damme, MBA, CA - Vice President, Finance and Chief Financial Officer
Following nine years in public accounting practice with Pricewaterhouse Coopers, Mr. Van Damme has spent 25 years as a senior financial executive of a number of U.S. and Canadian companies. Over the past ten years, he has primarily served as a CFO in the biotechnology industry.

Christopher J. Waddick, MBA, CMA - Chief Operating Officer
Mr. Waddick has held a series of progressive senior management positions with the Company over the past eight years and has played a key role in establishing Vasogen's growth and strategic direction. Prior to his appointment to the role of COO, he served as Executive Vice-President and CFO.

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STOCK LISTINGS
NASDAQ National Market - VSGN
Toronto Stock Exchange - VAS

INVESTOR RELATIONS
Glenn Neumann
investor@vasogen.com
Tel: 905.817.2004
Fax: 905.569.9231

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
inquiries@cibcmellon.com
www.cibcmellon.com
Tel: 416.643.5500
Toll free: 1.800.387.0825
Fax: 416.643.5501

U.S. TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
480 Washington Blvd.
29th Floor
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U.S.A. 07310
www.melloninvestor.com
Tel: 201.680.3362
Toll free: 1.800.851.9677
Fax: 201.680.4605

AUDITOR
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, ON
Canada M2P 2H3

CORPORATE COUNSEL
Lang Michener LLP
BCE Place
181 Bay Street, Suite 2500
Toronto, ON
Canada M5J 2T7

U.S. CORPORATE COUNSEL
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
U.S.A. 10019-6064

PATENT COUNSEL
Foley & Lardner LLP
1530 Page Mill Road
Palo Alto, CA
U.S.A. 94304-1125

ANNUAL MEETING
Shareholders are invited to attend the Company’s Annual and Special Meeting at 4:30 p.m. on Wednesday, March 22, 2006, at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning the Company’s strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, forward-looking statements can be identified by terminology such as "may," "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," "estimated," "predicts," "potential," "continue," "could" or the negative of such terms or other comparable terminology. You should not place undue reliance on the Company’s forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of the Company’s research and development programs, the Company’s history of losses, stringent government regulation, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company’s products, the extent of the Company’s intellectual property rights, the availability of required financing, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, product liability claims, the Company’s manufacturing capability, the Company’s sales, marketing and distribution experience, conflicts of interest, environmental regulation and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Although management believes that the expectations reflected in the forward-looking statements are reasonable, management cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Vasogen

Corporate Office 2505 Meadowvale, Mississauga (Toronto) ON, Canada L5N 5S2
Tel. (905) 817-2000, Fax: (905) 569-9231

WWW.VASOGEN.COM